UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/C
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 1895 61500
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3

EXHIBIT INDEX

Exhibit	Description

99.1	Inbound shareholder enquiries questions & answers — 13 November 2009

99.2	All Cadbury Colleague announcement – 9 November 2009

99.3	Questions and Answers uploaded to Cadbury intranet – 9 November 2009
In the United States, Cadbury plc will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of ordinary shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury plc will be available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury plc may be obtained free of charge by contacting Cadbury plc’s media or investor relations departments or on Cadbury plc’s website at www.cadbury.com. Any documents filed by Kraft Foods Inc., including any registration statement on Form S-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

2